John E. Lux, Esq.	1629 K Street, Suite 300 Washington, DC 20006
Lux Law, pa	(202) 780-1000 john.lux@securities-law.info

March 21, 2018

Edward M. Kelly

Senior Counsel

Division of Corporation Finance

Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	Advance Green Energy, Inc.
Amendment to Offering Statement on Form 1-A
File No. 024-10867

Dear Mr. Kelly:

On behalf of Advanced Green Energy, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated March 12, 2018, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Amendment 4 to Offering Statement on Form 1-A filed February 28, 2019

Part I, Item 1, Issuer Information

Contact Information, Provide the following information for the person [we] should call..., page 1

1.	Notwithstanding your representation in response to comment 1 in our February 27, 2019 letter, you did not revise Part I of Form 1-A to include the information for the person that we should call in connection with any pre-qualification review of the offering statement. Please revise Part I to include the information that you deleted in Amendment 3 to the Offering Statement on Form 1-A.

Part I, Item 1, Issuer Information

Contact Information, Provide up to two e-mail addresses to which [we] may send any comment letters..., page 2

Notwithstanding your representation in response to comment 2 in our February 27, 2019 letter, you did not revise Part I of Form 1-A to include the two e-mail addresses. Please revise Part I of Form 1-A to include the two e-mail addresses that you deleted in Amendment 3 to the Offering Statement on Form 1-A.

We have investigated this and were informed from Jessica at the SEC's EDGAR technical department that the information for these two items are in the file and she confirmed the data as being able to be read by the SEC staff. As you know, it is stripped out before being publicly posted.

My contact information is

John E. Lux

1629 K Street, Suite 300

Washington, DC 20006

(202) 780-1000

I suggest you call me directly on my personal line, 727-656-5504.

The two email addresses are:

david@advancedgreenenergy.us

john.lux@securities-law.info

Part I, Item 4, Summary Information Regarding the Offering and Other Current or Proposed Offerings

Summary Information, Number of securities of that class outstanding,, page 5

2.	Notwithstanding your response to comment 3 in our February 27, 2019 letter, you did not reconcile the disclosures. Part I of Form 1-A under the heading cited above states that there are 1,390,110,900 shares of the class of securities being offered outstanding, whereas Part II of Form 1-A under "The Offering" on page 4 states that there are 1,040,110,900 shares of Class A common stock outstanding which is the class of securities being offered. Please reconcile the disclosures so that the disclosures are consistent in Parts I and II of Form 1-A.

The confusion here is that there are two classes of Common Stock, A & B.

To the question how much common stock is outstanding, the answer is for both classes, 1,390,110,900.

To the question, how much stock is outstanding in the class of stock being offered, the answer is that Class A stock is being offered and that class has 1,040,110,900 shares outstanding.

The number of shares outstanding of the class being sold has been corrected to 1,040,110,900.

Other

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We acknowledge being aware that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you would like any further information or have any questions, please do not hesitate to contact me on my private line – 727 656 5504 or at the fax number given above.

Sincerely,

John E. Lux